Filed pursuant to Rule 433
Registration Statement No. 333-148982

Email Being Sent to Zion's Database

Dear Zion Shareholder and/or Friend of Zion...

As the 2008 year reaches its conclusion, I want to wish you and your family well over the holiday season, and also happiness and health (and wealth, I hope...) for 2009.

At a time when most companies are slowly winding down, at Zion Oil & Gas, we are now gathering momentum fast.

Here is just some of what is going on, now, as we prepare to drill the Ma'anit-Rehoboth #2 well:

(1) The final preparatory work is being carried out on the drill site at Kibbutz Ma'anit, in order to be ready for the arrival of the drilling rig in January 2009.

(2) The furnished site caravans (the trailers for the supervisors and the guards) have been built in Haifa, Israel and are ready for inspection and then delivery to our drill site.

(3) The $220,000 'Mud Log Unit plus Generator' that we purchased and shipped from the USA is undergoing our final operational checks in Israel.

(4) The refurbished 2,000 horsepower rig, that we have contracted to use, is now being taken apart and packed into custom-made containers in Ankara, Turkey. The owners of the rig, Aladdin Middle East Ltd (AME), are actively seeking a suitable freight ship, in order to ship the rig to Israel.

(5) AME is completing the submission of the work permit documents for the rig crew workers' permits. We expect almost 60 of AME's rig crew to enter Israel and work on our drilling.

(6) We have recently ordered (at a cost of over $1 million) drill pipe for use in the Ma’anit-Rehoboth #2 and expect delivery in Israel, in January 2009. We already have casing and various other supplies (at an approximate cost of $1.7 million) in secure storage in Israel.

(7) We are ready to send delivery instructions to Cairo, Egypt, for the liner hangers, drilling mud and chemicals that we have ordered (at a total cost of approximately $316,000).

(8) Our selection of 13 drill bits is being shipped to us from Italy, the USA and the UK.

(9) The directional, coring and logging tools are being assembled in Italy, ready for delivery to us.

This truly is an international undertaking.

As a Zion shareholder or friend of Zion, you can help with our exploration for oil and gas in Israel in two ways; we need both your prayer and your financial support.

We hope that you will want to subscribe in Zion's current public offering for some $10 units - but please be aware that the offering will terminate on January 9, 2009; so there are only three weeks left in which to subscribe. If you are interested, now is the time to act.

So, please help us with our work in Israel and subscribe for some $10 units in Zion's current public offering.

Full details are set out in the Prospectus which is available for download and review on our website www.zionoil.com under “Investor Relations.” If you would prefer a hard copy of the Prospectus, please call: 1-888-TX1-ZION (1-888-891-9466) or email: dallas@zionoil.com

Psalm 51:18 - In your good pleasure, make Zion prosper...

Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas Inc www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding the closing of the offering, the timing and results thereof, Zion’s planned operations, potential results thereof and potential effects of those results on the market for Zion's securities and returns on investments in those securities, are forward-looking statements as defined in the "Safe Harbor'' provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's Prospectus and its periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion’s actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Direct links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas. Inc., at www.zionoil.com.